

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

April 28, 2006

via U.S. Mail
Raymond De Motte
President and Chief Executive Officer
Sterling Mining Company
2201 Government Way, Suite E
Couer d'Alene ID 83814

> **Re:** **Sterling Mining Company**
> **Amendment No. 2 to Registration Statement on**
> **Form 10**
> **File No. 0-51669**
> **Filed March 31, 2006**

Dear Mr. De Motte:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

Form 10/A

1. Please revise the Form 10 throughout to reflect the updated disclosure included in the Form 10-K filed for the fiscal year ended 2005. In this regard, please update your financial statements, as required by Regulation S-X, Rule 3-12. The updated financial statements should incorporate all revised disclosures made to your 2005

10-K. In particular, we note that in your responses to our comments 7, 8 and 11 from our letter dated March 9, 2006, you indicate certain changes were made; however, we were unable to locate those changes in the amended Form 10.

<u>Certain Relationships and Related Party Transactions, page 47</u>

2.   We note your response to prior comment 6. You state that the monies loaned to Mr. Sutti consist of monies for the purchase of assets relating to the Mexican subsidiary and for "other purposes". Clarify what the other purposes are for which Mr. Sutti was advanced the sum of $9,065. Further, explain to us why the loans relating to the purchases made by the Mexican subsidiary are not advanced to the Mexican subsidiary directly versus through Mr. Sutti who appears to be acting in his individual capacity at the time he enters into transactions relating to purchases for the subsidiary. Please revise or advise.

<u>Consolidated Financial Statements, page 82</u>

3.   Please remove the sentence: "The Company was organized as a single business unit at December 31, 2004," as it appears contradictory with the first sentence of the paragraph. Furthermore, please disclose that you have restated the segment information pertaining to 2004 to reflect the change in the composition of your reportable segments. Refer to paragraph 34 of SFAS 131 for additional guidance.

<u>Foreign Currency Translation, page 94</u>

4.   We note your response to comment 10 of our letter dated March 8, 2006, in which you set forth revisions to Note 1 relating to your foreign currency translation policy footnote. Your policy, as described in your response, relates to foreign currency transactions versus translation of foreign currency financial statements. Please revise your financials for the following:

- Change the heading of your accounting policy from "Foreign Currency Translation" to "Foreign Currency Transactions".

- Expand your policy to indicate that you have determined the functional currency of your Mexican subsidiary to be the US dollar.

- Under U.S. GAAP, a change in exchange rates between a foreign currency and the functionary currency is typically recorded at the transaction date, not the date, "when those transactions are reported," as you state in your policy footnote.

- Disclose the aggregate transaction gain or loss for each period presented, to the extent material.

Refer to SFAS 52 for additional guidance.

<u>Note 3 – Marketable Securities and Investments, page 94</u>

5.   We note your response to comment 11 of our letter dated March 8, 2006. Please expand your financial statement disclosure to detail the assumptions made regarding risk-free interest rates, volatilities, and expected lives.

Form 10-K for the year ended December 31, 2005

Controls and Procedures, page 40

6.   Please disclose whether there have been <u>any</u> changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308 (c) of Regulation S-K for further guidance.

Consolidated Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

7.   Please revise the cost of revenues line item to identify this amount is exclusive of depreciation expenses as listed separately below. In addition, it is not appropriate to disclose a measure of gross profit excluding depreciation. Please remove the sub-total "gross profit" from your consolidated statement of operations. You should also revise your segment disclosures included on page F-27, accordingly, as it appears that your measure of gross profit does not reflect GAAP. Refer to SAB Topic 11:B for further guidance.

8.   It is not appropriate to display stock-based compensation expense as a separate line item in the statements of operations. Allocate stock-based compensation expense to your operating expense line items as appropriate in order to present the expense related to stock-based compensation in the same line items as cash compensation paid to the same employees.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or April Sifford, Accounting Branch Chief at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Mellissa Campbell Duru at (202) 551-3757 or Tangela Richter, Branch Chief at (202) 551-3685 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

via facsimile
Mark Lehman, Esq.
Parsons, Bailey & Lattimer
(801) 536 6111